September 25, 2008

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:          Pay By The Day holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 8, 2008
File No. 333-149552

Dear Mr. Owings:

We represent Pay By The Day Holdings, Inc. (“Pay By The Day Holdings” or the “Company”).  We are in receipt of your letter dated September 18, 2008, the following are our responses.

General

1.
We note your response to prior comment two of our letter dated July 21, 2008 indicating that you have complied with prior comments 6-8 of our letter dated March 26, 2008; however, we are unable to locate such revisions on the Prospectus Cover Page.  Please revise.

Response:    The Company has removed the conflicting statement indicating that the common stock has no voting rights.  The Company confirms that the prospectus will not be used prior to the effective date of the registration statement.  The risk factors have been italicized.

Summary Financial Data, page 2

2.
We note your response to prior comment three from our letter dated July 21, 2008; however, we are unable to locate disclosure in either the business description or in management’s Discussion and Analysis of Financial Condition and Results of Operations that addresses the potential inability of the company to finance purchases through a third party service provider.  In fact, we note disclosure that that the company has recently entered into an agreement with a new service provider and that the revenue provided by the third party service provider is not a significant portion of the company’s revenues.  Instead, the third party service provider merely increases the chance of making a sale because the sale can be financed.  Please explain in detail under what circumstances the company would no longer be able to provide third party financing and the impact that would have on the company.

Response:    The Company has added disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations that addresses the potential inability of the Company to finance purchases through a third party service provider.

Selling Shareholders, page 6

3.	In footnote two (2) to the selling shareholders table, please also disclose that Ms. Garson receives fees a consultant to the company.

Response:    A disclosure has been added indicating Ms. Garson receives fees as a consultant to the Company.

4.	In the first sentence on page seven, please replace the word “below” with “above” as if appears that the relevant disclosure is in the footnotes to the table.

Response:    The word “below” has been replaced with “above.”

Description of Business, page 9

5
We note hat in two places on page nine you indicate that you have a “steady flow of applications.”  Please quantify this statement and also specify whether such applications are for internal financing, the CreditPlus Card or third party financing.

Response:  The Company has added further disclosure about the flow of applications and specifying whether it is for internal financing, the CreditPlus Card or third party financing.

6
We note that the disclosure in the first paragraph on page 11 that the company has entered into a relationship with Tanner Financial Services Inc., a “more aggressive lender.”  Please expand the discussion of what it means to be a more aggressive lender, including whether any of the lending standards described in the second paragraph on page 10 have changed.  Please file any written agreement between the company and Tanner Financial Services Inc.  as an exhibit to the registration statement.

Response:   An exhibit has been included in the filing disclosing the Tanner Financial Services Inc., agreement.

Executive Compensation, page 19

7
Please ensure that you have updated your disclosure regarding executive compensation to reflect information for your recently completed fiscal year ending August 31, 2008.  In this regard, refer to Section 217.11 under “Interpretive Responses Regarding Particular Situations” of our Compliance and Disclosure Interpretation relating to Regulation S-K.

Response:  The disclosure regarding executive compensation for the year ending August 31, 2008 has been updated.

Transactions With Related persons, Promoters and Certain Control Persons, page 21

8.
Please expand the disclosure regarding the fees paid to Mr. Starkman’s spouse to describe briefly the services provided.  If these services are being provided pursuant to an agreement, please file the agreement as an exhibit to the registration statement.

      Response:  The disclosure has been expanded to show payment as a consultant.  There is no agreement for these consulting services.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
      GREGG E. JACLIN